January 13, 2009

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-7010
Via EDGAR Correspondence

Re:	Green Planet Group, Inc. Form 10-Q or Fiscal Quarter Ended September 30, 2009 File No. 333-136583

Dear Mr. Hiller:

Based on our discussion last week, we are including an amended Form 10-Q/A for the period ended September 30, 2009.

We have prepared this Form 10-Q/A based on the reasoning and changing similar to the changes that we have previously submitted for the Form 10-Q/A for June 30, 2009 and the Form 10-K/A for March 31, 2009 to the extent that the changes had not already been made in the original filing.

Please note that our auditors have completed their review and we are prepared to file this amendment as soon as the SEC’s review is complete.

If you have any questions please contact me at 480.443.0500, by facsimile at 480.948.9739, email at JMarshall@GreenPlanet Group.com or mail at the Company address 7430 E. Butherus Dr., Suite D, Scottsdale, AZ 85260.

Respectfully submitted,

James C. Marshall
Chief Financial Officer

Enc:	Form 10-Q/A for the quarter ended September 30, 2009

GREEN PLANET GROUP, INC. 7430 E. Butherus Dr., Suite D, Scottsdale, AZ 85260-2400
Phone (480) 222-6222  Fax (480) 222-6225